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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           FOR THE MONTH OF JULY 2002

                            -----------------------


                        COMMISSION FILE NUMBER 000-30744

                            [360NETWORKS INC. LOGO]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

                            -----------------------


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.       Form 20-F /X/    Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes / /    No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).


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INDEX

NEWS RELEASE - JULY 18, 2002

360networks announced that its subsidiaries are submitting consensual reorganization plans in Canada and the U.S.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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NEWS RELEASE - JULY 18, 2002

All figures in U.S. dollars

                    360NETWORKS SUBSIDIARIES FILE CONSENSUAL
                   REORGANIZATION PLANS IN CANADA AND THE U.S

    Proposed plans would enable companies to emerge from creditor protection and to continue operating in North America as a stand-alone enterprise

Vancouver, B.C. - Subsidiaries of 360networks inc. are submitting today proposed plans of reorganization with the Supreme Court of British Columbia and the U.S. Bankruptcy Court for the Southern District of New York. The plans were developed in coordination with the company's senior secured lenders, the court-appointed Monitor in Canada, and the U.S. unsecured creditors' committee.

Under the proposed plans, the Canadian and U.S. subsidiaries operating the company's North American network would emerge from creditor protection with approximately $215 million in debt and more than $50 million of cash on hand. Certain other liabilities of these subsidiaries would be satisfied in cash or converted into new common equity.

Upon approval of the respective plans in Canada and the U.S., the subsidiaries' senior secured lenders, led by JPMorgan Chase Bank, would become majority shareholders in the reorganized enterprise. Unsecured creditors of the subsidiaries and employees would initially hold the remaining equity. The reorganized enterprise intends to become listed on securities exchanges in Canada and the United States, subject to approval by the respective exchanges.

"Thanks to the diligent efforts of our employees to complete our network, reduce costs, generate cash, and sign-up additional customers and revenues, we can emerge as a viable business with a vastly reduced debt load, and our business plan anticipates no need for additional funding in the near term. As we emerge, we expect our advanced network, low overhead, and reduced fixed charges will give us an attractive competitive position," said Greg Maffei, president and chief executive officer of 360networks. "I want to thank our employees, our creditors, and our customers for their support and patience through this process."

The reorganized enterprise expects to emerge from creditor protection in September 2002. At that time, it is anticipated that the former parent of the Canadian and U.S. subsidiaries, 360networks inc., would be liquidated under Canadian bankruptcy laws. As a result, shareholders and unsecured creditors (including bondholders) of 360networks inc. would not participate in the reorganization plans or recover any value from their investments.

About 360networks

360networks offers optical services and network infrastructure to telecommunications and data communications companies in North America. The company's optical mesh fiber network is one of the largest and most advanced on the continent, spanning approximately 40,000 kilometers (25,000 miles) and connecting 48 major cities in Canada and the United States.


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On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In October 2001, four operating subsidiaries that are part of the 360atlantic group of companies also voluntarily filed for protection in Canada. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia. Additional information is available at www.360.net

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

For more information, please contact:

Media and Investor Relations - Chris Mueller
360networks
206-239-4064
ir@360.net



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          360NETWORKS INC.


                                          By: /s/ Lin Gentemann
                                              ---------------------------------
                                              Lin Gentemann
                                              General Counsel and
                                              Corporate Secretary

DATE: July 18, 2002